Exhibit 12.1

BFC Financial Corporation
Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years ended December 31,
	2008	2007	2006	2005	2004
Fixed charges:
Interest	$151,169	196,479	166,578	146,062	88,901
Eliminate BankAtlantic Bancorp and and Woodbridge	(151,169)	(196,479)	(166,578)	(145,716)	(87,730)
Pre tax 5% Preferred stock dividends	1,221	1,221	1,221	1,221	638

	$1,221	1,221	1,221	1,567	1,809

Earnings (loss):
(Loss) income from continuing operations before income tax	$(329,453)	(321,077)	12,179	146,553	173,317
Eliminate BankAtlantic Bancorp and Woodbridge	320,563	314,373	(19,042)	(153,022)	(174,881)
Eliminate other partnerships	(42)	77	67	14	(4,114)
BankAtlantic Bancorp/BankAtlantic and Woodbridge dividends	208	1,759	2,350	2,191	1,925
Fixed charges	1,221	1,221	1,221	1,567	1,809
5% Preferred stock dividends	(750)	(750)	(750)	(750)	(392)

	$(8,253)	(4,397)	(3,975)	(3,447)	(2,336)

Ratio	—	—	—	—	—

Coverage deficiency	$9,474	5,618	5,196	5,014	4,145